Exhibit 99.1

TOYO Co., Ltd Announces Plans for a 2 GW Solar Cell Manufacturing Facility in Ethiopia

TOKYO, Oct. 14, 2024 /PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (“TOYO” or the “Company”), a solar solution company, is excited to announce its plan to establish a state-of-the-art solar cell manufacturing facility with an expected annual capacity of 2 gigawatts (GW). The Company has signed a lease agreement for the new facility that is strategically located in Hawassa, Ethiopia, taking advantage of the country’s favorable investment policies, tariff status, and ample hydropower supply.

The project represents an estimated investment of $60 million and will be financed using internal resources and pre-payments.

TOYO expects to begin fitting out the new plant in November 2024, with the new factory anticipated to start production at the end of the first quarter of 2025. TOYO has selected a 31,500 m2 facility in Hawassa that will be modified to meet the needs of a modern, automated cell production. Once complete, TOYO estimates the new facility will create up to 880 jobs, including manufacturing and engineering. Ethiopia is exempt from tariffs for bifacial solar cells under Section 201 of the Trade Act of 1974 of the U.S.

“We are thrilled to embark on this ambitious project, which will enable us to rapidly scale up solar cell production to meet the needs of our planned module facility in the United States. Establishing this manufacturing plant is a key step in our strategic vision to diversify our supply chain and enhance our sourcing capabilities for solar solutions in the global market,” said Mr. Junsei Ryu, CEO of TOYO.

“Approximately 90% of Ethiopia’s electricity generation comes from hydropower, with wind contributing 8% and thermal sources accounting for the remaining 2%. The new facility will be able to take advantage of this green power supply to advancing TOYO’s goal of reducing the carbon footprint across our supply chain as this issue becomes increasingly important to utility-scale developers in the U.S., Europe, and other markets. This facility will enhance our production capabilities and increase efficiency, reduce costs, and respond more swiftly to market demands, positioning TOYO as a competitive key player in the renewable energy sector.”

About TOYO Co., Ltd.

TOYO is a solar solutions company that is committed to becoming a full-service solar solutions provider in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO products, TOYO’s construction plan for new facilities, anticipated commencement of production, and strategies for building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185

SOURCE TOYO Co., Ltd